Pennsylvania Quality Municipal Trust (VPQ)

	An Annual Meeting of Shareholders of the Fund was held on June 27,2001, where shareholders voted on the election of trustees. With regards to the election of Richard F. Powers III as elected trustee by the common shareholders of the Fund 24,451,470 shares voted in his favor and 499,429 shares withheld. With regards to the election of Hugo F. Sonnenschein as elected trustee by the common shareholders of the Fund 7,347,359 shares voted in his favor and 72,308 shares withheld. With regards to the election of Theodore A. Meyers as elected trustee by the preferred shareholders of the Fund 1,944 shares voted in his favor and 0 shares withheld. The other trustees whose terms did not expire in 2000 were David C. Arch, Howard J.
Kerr, Rod Dammeyer and Wayne W. Whalen.